Exhibit 12.1

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before assessments	$375	$300	$227	$378	$386
Fixed charges	450	597	650	857	1,868
Earnings available for fixed charges	$825	$897	$877	$1,235	$2,254

Fixed charges:
Interest on consolidated obligations	$448	$593	$645	$852	$1,862
Interest on deposits	1	1	1	3	4
Mandatorily redeemable capital stock	1	3	4	2	2
Fixed charges	$450	$597	$650	$857	$1,868

Ratio of earnings to fixed charges	1.83	1.50	1.35	1.44	1.21